UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 June 30, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PETROJARL LISTED, PGS A PURE GEOPHYSICAL COMPANY


June 30, 2006: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that Petrojarl ASA ("Petrojarl"), the former FPSO business demerged from PGS, will be listed on the Oslo Bors today (ticker PETRO). PGS' offering of 19.99% of Petrojarl's share capital was priced at NOK 43 per share. The total number of Petrojarl shares sold in the offering was 14,999,990, which includes 7,499,995 shares over-allotted by the managers. The offering was covered more than 3 times. Subsequent to the listing of Petrojarl, PGS will concentrate fully on developing its geophysical business.

As a result of the demerger, 80.01% of the Petrojarl shares were issued to PGS' shareholders. Each PGS shareholder received one Petrojarl share for each PGS share held as of close of trading on June 29, 2006. As of today, PGS' shares (Ticker: PGS) will be traded excluding the right to receive Petrojarl shares in the demerger. PGS' American Depository Receipts (ADRs) will be traded on the New York Stock Exchange exclusive of the right to receive Petrojarl shares in the demerger as of July 7, 2006.

PGS has today sold 7,499,995 Petrojarl shares, which amounts to 10% of the shares in Petrojarl, for a total consideration of NOK 322 million.

Subsequent to the sale, PGS owns 7,499,995 Petrojarl shares, which shares are subject to sale to the managers should the managers' exercise their over-allotment option within the 30-day period ending July 28, 2006.

Petrojarl will today repay its financial indebtedness to PGS by drawing on Petrojarl's newly established loan facility. PGS will simultaneously make a prepayment of $300 million on its $850 million term loan, due 2012. The prepayment is made at par. After this prepayment, the outstanding balance on the term loan will be $546 million.

                                      ****

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the "Securities Act"). Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan. This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within
Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within
Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as "relevant persons") and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the U.S. Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--

FOR DETAILS, CONTACT:

OLA B0STERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    June 30, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager